

Mail Stop 3720

September 10, 2015

Mr. Brian L. Grass
Chief Financial Officer and Principal Financial Officer
Helen of Troy Limited
1 Helen of Troy Plaza
El Paso, Texas 79912

      Re: **Helen of Troy Limited**
              Form 10-K for Fiscal Year Ended February 28, 2015
              Filed April 29, 2015
              File No. 1-14669

Dear Mr. Grass:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 28, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Income Tax Expense, page 54

1.   We refer you to page 100 and note that your effective tax rate was significantly affected by lower rates on your non-U.S. operations in each year presented. It appears as though separately discussing the foreign effective income tax rates is important information necessary to understanding your results of operations. Accordingly, please discuss in greater detail the impact on your effective income tax rates and obligations of having proportionally higher earnings in countries where you have lower statutory tax rates. You should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail. Please refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

Financial Condition, Liquidity and Capital Resources, page 57

2.   Since your foreign operations are significant, please tell us and:

- Disclose the amount of cash, cash equivalents and short-term investments held by your foreign subsidiaries as compared to your total amount of cash, cash equivalents and short-term investments as of year-end;
- Quantify the amount of cash held in foreign countries where the funds are not readily convertible into other foreign currencies, including U.S. dollars. Please also explain the implications of any such restrictions upon your liquidity;
- Discuss the fact that if the foreign cash and cash equivalents are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds; and
- Disclose if it is your intent is to permanently reinvest these foreign amounts outside the U.S. and whether your current plans demonstrate a need to repatriate the foreign amounts to fund your U.S. operations including debt repayment.

Please refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.03.a.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 11 – Income Taxes, page 100

3.   We note the caption in your income tax rate reconciliation, "Decrease in income taxes due to income from non-U.S. operations subject to varying income tax rates." Please explain to us what the foreign rate differential represents in each of the three years presented. As part of your response, explain how the foreign rate differential is determined in each fiscal year and provide us with an analysis of the significant components of this item.

4.   We note the significant effect of zero tax rate in Macau in your income tax rate reconciliation and were unable to find any discussion of your operations in Macau and how they resulted in such a material decrease in your effective tax rate. In sufficient detail please tell us about your income generating activities in Macau and why you have no tax liability associated with the related income. Tell us about reviews that have been conducted by the various tax authorities and the related risks associated with your tax position.

5.   Please tell us the amount of undistributed earnings of foreign subsidiaries that are considered to be indefinitely reinvested, the deferred tax liability for unrepatriated foreign earnings; and how you complied with the disclosure requirements of ASC 740-30-50-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Christy Adams, Senior Staff Accountant, at (202) 551-3363 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications